

May 22, 2014

Via E-mail
Mr. James B. Flaws
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

> **RE:**   **Corning Incorporated**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **Form 10-Q for the Period Ended March 31, 2014**
> **Filed April 28, 2014**
> **File No. 1-3247**

Dear Mr. Flaws:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis

General

2. As presented in your Consolidated Statements of Comprehensive Income on page 79, we note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and unamortized gains (losses) and prior service costs for postretirement benefits. Please expand your discussion and analysis to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments as well as the underlying causes for the changes in the amounts recognized for postretirement benefits.

Overview, page 26

3. As indicated in Note 13 on page 114, we note that pension expense decreased from $280 million for the year ended December 31, 2012 to $7 million for the year ended December 31, 2013. Please address the need to discuss this significant decrease in your overview section of MD&A and to the extent material, the impact this decrease had on the individual expense line items in which pension expense is reflected.

Net Sales, page 28

4. Please separately quantify the dollar impact to sales that resulted from (i) volume discounts, (ii) price declines, and (iii) the depreciation of the Japenese yen in your Display Technologies segment. Please address this comment as it relates to your Display Technologies segment discussion of results of operations.

Provision for Income Taxes, page 33

5. In a manner similar to the information provided in your Form 10-K for the year ended December 31, 2012, please expand your disclosures to address the character and amount of income/profit required to fully realize your deferred tax assets related to your federal net operating loss and credit carryforwards as of December 31, 2013.

Other Income, Net, page 33

6. You recorded a net gain related to the changes in the fair value of your purchased collars and average rate forward contracts of $435 million during the year ended December 31, 2013, which represented approximately 18% of your income before income taxes. Please expand your disclosures to better discuss the factors that resulted in such a significant change in the fair value of these contracts. We note that these contracts were entered into in 2013.

Core Earnings, page 36

7. Please disclose the amount of pension expense that is reflected in your measurement of core earnings for each period presented.

Reportable Segments, page 39

8. Your segment discussion and analysis only refers to non-GAAP amounts. Pursuant to Item 10(e) of Regulation S-K, we remind you that more prominence should not be given to non-GAAP financial measures compared to GAAP financial measures. In this regard, please revise your discussion and analysis to first provide a discussion of the corresponding GAAP amounts for each segment ensuring equal prominence to that of your non-GAAP amounts.

Cash Flows, page 50
2013 vs. 2012, page 50

9. You indicate that the unfavorable impact of changes in working capital from 2012 to 2013 was the results of higher incentive payments, an increase in foreign tax payments, and an increase in fiber inventory in the Optical Communications segment. Please quantify these amounts and discuss the underlying causes for these increases.

Financial Statements

Notes to the Financial Statements

Note 7. Investments
Affiliated Companies at Equity, page 101
Total Estimated Liability for the Amended PCC Plan and the Non-PCC Asbestos Claims, page 106

10. The liability for the Amended PCC Plan and other asbestos litigation was estimated to be $690 million at December 31, 2013. We note that under the PCC Plan of Reorganization you would be required to contribute $290 million in a fixed series of payments and that you recorded an additional $150 million for other asbestos litigation. Please better clarify in your disclosures what the remaining components are of this $690 million. In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 13. Employee Retirement Plans, page 112

11. We note that you have domestic and international pension plans for which you provide
separate disclosures for in regards to the weighted average assumptions used. Please tell
us what consideration you gave to providing the other plan disclosures separately for
domestic and international plans in a similar manner. Refer to ASC 715-20-50-4.

Form 10-Q for the Period Ended March 31, 2014

Note 5. Income Taxes, page 12

12. During your earnings call held on April 28, 2014, it was noted that you have some cash
strategies to bring more cash back to the U.S later this year. However, your disclosures
indicate that you continue to indefinitely reinvest substantially all of your foreign
earnings, with the exception of approximately $7 million of current earnings in 2014 and
your current analysis indicates that you have sufficient U.S. liquidity, including
borrowing capacity, to fund foreseeable U.S. cash needs without requiring the
repatriation of foreign cash. Please advise and help us understand how you were able to
conclude that you will continue to indefinitely reinvest substantially all of your foreign
earnings. Refer to ASC 740-30-25-17.

Note 10. Acquisition, page 15

Acquisition of remaining interests in Samsung Corning Precision Materials (page 15) –

13. Please help us better understand how you arrived at the $394 million gain to be recorded
related to your previously held investment in Samsung Corning Precision Materials
pursuant to ASC 805-10-25-10 and expand your disclosures to better discuss how this
gain was determined.

14. You recognized a loss of $320 million related to the effective settlement of a pre-existing
contract with Samsung Corning Precision Materials. Please help us better understand
what the $136 million labeled as settlement of pre-existing contract represents, which is
reflected as part of the total consideration. Expand your disclosures to clarify. Refer to
ASC 805-10-55-20 through 55-23.

15. We note that you received a dividend of approximately $1.6 billion from Samsung
Corning Precision Materials which was distributed subsequent to your acquisition of the
remaining equity interests of the affiliate. In this regard, please address the following:
- Please help us better understand how you determined the appropriate presentation for
this amount on your statement of cash flows pursuant to ASC 230. In this regard, we
note that this entity was a consolidated subsidiary at the time you received this
dividend. It is not clear why a dividend received from a consolidated subsidiary
would be reflected on your consolidated statement of cash flows;

- Please help us understand why the cash related to the dividend would not be reflected in the cash and cash equivalents amount on page 17 as part of your purchase price allocation given that the dividend was not paid until after the acquisition;
- If you determine the inclusion of this dividend in your consolidated cash flows is appropriate, please address how you determined it was appropriate to reflect this dividend in cash flows from operating activities versus investing activities pursuant to ASC 230, including your consideration of whether this represents a return on your investment or a return of your investment; and
- Please help us understand why the dividend paid to Samsung Display would not be reflected on the statement of cash flows.

Note 16. Shareholders' Equity

Fixed Rate Cumulative Convertible Preferred Stock, Series A, page 23

16. Please disclose the nature of the dilution adjustments that would impact the conversion rate of the preferred stock. Please also tell us what consideration you gave to these dilution adjustments in determining the appropriate accounting for the preferred stock pursuant to ASC 815-40 and ASC 470-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Attorney, at (202) 551-3728 or, in his absence, Erin Jaskot, Attorney, at (202) 551-3442 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief